

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2023

Robert Arch, Ph.D.
Chief Executive Officer
OncoSec Medical Inc.
24 North Main Street
Pennington, NJ 08534

   Re: OncoSec Medical Inc.
     Form 10-K for Fiscal Year Ended July 31, 2022
     Filed October 31, 2022
     File No. 000-54318

Dear Robert Arch:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences